December 3, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:                       Terence O’Brien
                                                                              Branch Chief

Re:                             Polypore International, Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 26, 2013
Form 10-Q for Fiscal Quarter Ended September 28, 2013

Filed November 5, 2013

Response Letter Dated October 25, 2013

File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended December 29, 2012, filed with the Commission on February 26, 2013, our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2013, filed on November 5, 2013, and the additional comments from the Staff received by letter dated November 13, 2013.

For your convenience and reference, we repeat your comments below using the numbering in the comment letter and our responses follow.

Form 10-K for Fiscal Year Ended December 29, 2012

Gross Profit, page 33

1.              We have read your response to prior comments 2 and 3, from our letter dated October 10, 2013, and have the following additional comments:

•                  You indicate that you disclose the nature of the items impacting gross margins on a consolidated basis and provide additional details for those items in the discussion of operating results by financial reporting segments. You also indicate that your segment disclosures and related discussion of segment operating results address the impact of specific product lines on operating results. While we note your cross reference to your operating results by financial reporting segments discussion, we continue to believe a concise discussion and quantification of the most significant items that impacted consolidated gross profit is necessary for a reader’s full understanding of your consolidated results;

11430 N. Community House Road, Suite 350, Charlotte, NC  28277

•                  You indicate that you have disclosed capacity utilization in terms of sales capacity on page 36 of your filing. However, your disclosure does not sufficiently address the third bullet point of our comment. As previously requested, please quantify the change in capacity utilization between periods and explain how that change impacted your gross margins and operating income margins. For each period presented, please expand your disclosure to include the production capacity added and the impact the additional capacity had on your sales and gross margin;

•                  You indicate that the key driver of your profitability is sales and the resulting benefit of higher production volumes. In order for a reader to better understand and assess the impact of changes in sales on gross profit, gross profit margin, operating profit and operating profit margin, please revise future filings to disclose and discuss fixed costs of sales versus variable costs of sales during each period presented.

•                  Please include proposed disclosure revisions with your response.

Company Response:  The Company agrees to provide the requested disclosures.  An example of that disclosure for fiscal 2012 is presented below.  The Company also notes that in its fiscal 2012 Form 10-K, the Company discussed changes in consolidated gross profit on a consolidated basis without reference to its financial reporting segments.  In future filings, the Company agrees to explain significant changes in consolidated gross profit by financial reporting segment and reference the discussion of segment operating income by financial reporting segment for further discussion and quantification.  The Company also notes that in its Form 10-Q for the nine months ended September 28, 2013, it disclosed that the only significant item impacting consolidated gross profit was lower sales in the electronics and EDVs segment, which was discussed in more detail in the “Financial reporting segments” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of operations

Fiscal 2012 compared with fiscal 2011

Gross profit.  Gross profit was $263.9 million, a decrease of $58.2 million, or 18.1%, from fiscal 2011. Gross profit as a percent of net sales was 36.8% for fiscal 2012 compared to 42.2% for fiscal 2011. The decrease in consolidated gross profit and gross profit margin was primarily due to lower sales and the impact of fixed costs associated with new production capacity in the electronics and EDVs segment.  In addition, consolidated gross profit and gross profit margin was impacted by higher costs to export lead-acid separators from U.S. and European production facilities to meet growing demand in Asia in the transportation and industrial segment.  See “Financial reporting segments” below for more information.

Financial reporting segments

Electronics and EDVs

Fiscal 2012 compared with fiscal 2011

Segment operating income.  Segment operating income was $47.2 million, a decrease of $43.9 million, or 48.2%, from fiscal 2011. Segment operating income as a percent of net sales was 28.2% for fiscal 2012 compared to 45.3% for fiscal 2011. The decrease in segment operating income and segment operating income margin was due to lower sales and the impact of fixed costs associated with new production capacity in the electronics and EDVs segment.

The key driver of operating income and operating income margins is sales and the amount of fixed costs relative to sales.  Since 2009, we have completed five separate capacity expansions and added the fixed costs required to operate the new capacity. Excluding the final phase of expansion at our Concord facility, which will be completed, qualified and ramped-up as demand develops, we have total production capacity sufficient to generate approximately $400.0 million in annual lithium battery separator sales, depending on the mix of products and grades produced.  This represents approximately twice as much annual production capacity in 2012 as compared to 2011.

Variable costs associated with the new capacity do not have a significant impact on the change in operating income margins because this is a low variable cost business and we are able to add variable costs as production volumes on the new capacity ramp up, which allows us to continue to manufacture efficiently on a variable production cost basis even though we are not fully utilizing all of our new production capacity.  Conversely, beginning in the second quarter, we added approximately $20.0 million of annualized incremental fixed costs (including $8.0 million of non-cash depreciation expense) associated with this new capacity. For fiscal 2012, we incurred approximately $15.0 million of these incremental fixed costs (including $6.7 million of non-cash depreciation expense).  These costs represent substantially all of the fixed costs (except for incremental depreciation expense on new equipment not yet placed in service) required to operate the new production capacity.

In 2012, net sales were $167.4 million and taking into account the recent capacity expansions, represented 42% of our total production capacity in terms of sales.  In 2011, net sales were $201.0 million and we were operating at high rates of capacity utilization.  Because of the decrease in sales and the addition of incremental fixed costs associated with new capacity, fixed costs relative to sales increased in 2012 and operating income and operating income margins declined.

Form 10-Q for Fiscal Quarter Ended September 28, 2013

Net Sales, page 25

2.              Please show us how you will revise your disclosures in future filings to clarify what you mean by your statement, “We are having supply discussions which we believe impacted sales volume during the third quarter of 2013 and may continue to impact sales volumes in the fourth quarter 2013.”

Company Response:  The Company agrees to provide disclosures in future filings related to these customer discussions as appropriate, as these discussions can impact order flow and quarterly results in the electronics and EDVs segment given the size and scale of certain customers.

Segment operating income, page 25

3.              You indicate that based on annualized sales in the third quarter of 2013 your current production capacity in terms of sales was approximately 30%. This production capacity is significantly lower than your 2012 production capacity in terms of sales which was greater than 40%. We further note that your total production capacity remained unchanged at $400 million in annual lithium battery separator sales. You further indicate that the decline in sales volumes in 2012 and 2013 was due to weakness in end-market demand and capacity limitations in 2011 which caused you to miss some sales qualification opportunities for devices being sold in the market today. Please show us how you will revise future disclosures to address when the 2011 capacity limitations will no longer impact you, the underlying causes of the weakness in end-market demand, and when you expect such weakness to dissipate. In this regard, we note your disclosure on page 29 of your Form 10-K for the year ended December 31, 2012, stating that although sales declined during 2012, you expected overall demand to increase in 2013 and that long-term demand drivers for your products remained fully intact. Ensure your proposed disclosures specify what occurred during 2013 such that your expectation for overall demand to increase was not met.

Company Response:  The Company agrees to provide additional disclosures in future filings, to the extent applicable, about the impact of the 2011 capacity limitations and how these limitations impacted our expected 2013 results.  An example of that disclosure is:

Financial reporting segments

Electronics and EDVs

Comparison of the three months ended September 28, 2013 with the three months ended September 29, 2012

Net sales.  Net sales for the three months ended September 28, 2013 were $27.8 million, a decrease of $15.7 million, or 36.1%, from the same period in the prior year.  The decrease was due to lower volumes in consumer electronics, partially offset by higher volumes in EDV applications. The impact of price/product mix on sales was insignificant. For consumer electronics, sales volumes were lower due to weakness in end-market demand (such as laptop computers) and capacity limitations in 2011, which caused us to miss some sales qualification opportunities for new devices (such as certain smartphones and tablets) being sold in the market today.  It is taking us longer than we expected to recover sales into consumer electronics applications.  We are working on new projects and development opportunities, but it may take several quarters to see the results of these efforts.  As a result, we cannot currently predict when or if sales volumes into consumer electronics applications will improve.  Although we expect over time to regain some or all of our supply position in consumer electronics, sales into EDV applications represent our most significant growth opportunity and the long-term outlook continues to be positive, especially considering that we are qualified on more than fifty EDV models and we have field-proven products, significant production capacity already built, technical advantages, low-cost manufacturing capabilities and intellectual property, such as for coating.  During the three months ended September 28, 2013, sales volumes into EDV applications increased as compared to the same period in the prior year, but were lower than the second quarter of 2013. We are having supply discussions which we believe impacted sales volumes during the third quarter of 2013 and may continue to impact sales volumes in the fourth quarter of 2013.

Form 8-K Filed November 4, 2013

Exhibit 99.1

4.              Your Third Quarter Adjusted Results and Third Quarter Year to Date Adjustment results appear to represent full non-GAAP statements of income. Please revise your presentation in future filing to provide relevant information to investors without providing full non-GAAP financial statements. Please refer to Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosures Interpretations on Non-GAAP Financial Measures which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:  The Company agrees to revise its presentation in future filings as requested.

Please feel free to call John Jaye at Parker Poe Adams & Bernstein LLP ((704) 335-9872) or Rob Whitsett ((704) 587-8412) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos

Lynn Amos
Chief Financial Officer

cc:        Tracie Towner, Securities and Exchange Commission

Jeanne Baker, Securities and Exchange Commission

John C. Jaye, Parker Poe Adams & Bernstein LLP